Chimera Investment Corporation
1211 Avenue of the Americas
New York, NY 10036

December 19, 2014

Mr. Kevin Woody
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chimera Investment Corporation Form 10-K for the fiscal year ended December 31, 2013 Filed June 4, 2014 File No. 1-33796

Chimera Investment Corporation
Form 10-Q for the quarterly period ended June 30, 2014
Filed August 11, 2014

Chimera Investment Corporation
Form 10-Q for the quarterly period ended September 30, 2014
Filed November 10, 2014

Dear Mr. Woody:

On behalf of Chimera Investment Corporation (“we”, “our” or the “Company”), set forth below is our response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated November 24, 2014 in which you provided comments to the reports referenced above.

For your convenience, we have reproduced your comment followed by our corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Estimated Economic Book Value, page 59

1.
We note from your response to prior comment 1 of our letter dated September 3, 2014. It appears that your current presentation may give investors the impression that the non-GAAP information represents a comprehensive basis of accounting. Please explain to us how you considered Question 102.10 of the C&DI’s on non-GAAP Financial Measures in your analysis. If after further consideration you determine to revise your reconciliation of non-GAAP adjusted earning, please provide us with your revised presentation to be included in future filings.

Response:

Our intention is not to give investors the impression that the non-GAAP information represents a comprehensive basis of accounting and we will modify this presentation.  After reviewing the presentation of this non-GAAP metric by several comparable companies, we propose including the following presentation based on information included in our September 30, 2014 Form 10-Q:

GAAP Book Value	$3,591,227
GAAP Book Value per Share	$3.50

Adjustments:

Less: Assets of Consolidated VIEs	$(8,023,752)
Add: Non-Recourse Liabilities of Consolidated VIEs	$5,401,038
Add: RMBS Investments in VIEs eliminated in consolidation	2,263,592

Total Adjustments - Net	$(359,122)
Total Adjustments - Net (per share)	$(0.35)

Economic Book Value	$3,232,105
Economic Book Value per Share	$3.15

We will include this presentation in our year end 2014 Form 10-K.

SEC Comment:

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-6

2.
We note your response to prior comment 7. Please tell us what consideration you gave to Article 9 of Regulation S-X which does not provide for the ‘net investment income (loss)’ line item. We also note that you discuss the fluctuations of gains (losses) on derivatives and management fees on a net basis within your results of operations section of your MD&A. Please tell us what consideration you gave to presenting these line items on a net basis. Lastly, please tell us in which line item the original costs of the restatement, which are being reimbursed, were recorded.

Response:

Upon further consideration, we will remove the ‘net investment income (loss)’ line item going forward.

Fluctuations of gains (losses) on derivatives and management fees are presented gross on the results of operations with a subtotal providing the net amount.  We believe both the gross and net information is significant and provides useful information for our investors.  The MD&A in quarters subsequent to the year end 2013 Form 10-K has been expanded to include discussion of derivatives and management fees on a gross basis as well as net basis.

The original costs of the restatement which are being reimbursed by our manager are recorded as general and administrative expenses and consist primarily of legal fees, consulting fees, and certain audit fees.  All restatement costs reimbursed by our manager during 2013 relate to expenses incurred during 2013.

Form 10-Q for the Quarterly Period Ended June 30, 2014

SEC Comment:

Consolidated Securitizations Vehicles and Other Variable Interest Entities, page 28

3.
We note in your response that you recorded a gain of $48 million when you decided not to acquire three of the 15 collateral groups. Please further explain to us how you determined the fair value of the underlying assets to calculate the gain.

Response:

The gain of $48 million was based on the fair value of securities sold to third parties at fair market values.  During the first quarter of 2014, the Company sold all of its interest in CSMC 2010-12R to a third party.  The third party collapsed CSMC 2010-12R and contributed the underlying collateral to a new trust, CSMC 2014-4R.  The Company agreed to buy back all tranches of CSMC 2014-4R backed by collateral of previous trust CSMC 2010-12R. As a result, no gain or loss was recognized upon the initial sale of CSMC 2010-12R to the third party. Ultimately, the third party, after obtaining the Company’s approval, sold certain interests in CSMC 2014-4R that contained three of the CSMC 2010-12R collateral groups to other third parties.  Therefore, the Company was no longer obligated to repurchase these three groups of CSMC 2014-4R and deconsolidated these groups.  The sale of the portion of CSMC 2010-12R that related to these three collateral groups resulted in proceeds of $212 million to the Company. This amount is included in the proceeds from sales of Non-Agency RMBS transferred to consolidated VIEs in our statement of cash flows for the six months ended June 30, 2014.  Our cost basis in these three investments at the time of the recognized sale was $164 million, resulting in the gain of $48 million presented in the consolidated statements of operations and comprehensive income (loss).

Form 10-Q for the Quarterly Period Ended September 30, 2014

SEC Comment:

Consolidated Securitization Vehicles and Other Variable Interest Entities, page 33

4.
We note from your disclosure that you acquired rights to approximately $4.8 billion of seasoned sub-prime residential mortgage loans through the purchase of certain subordinate notes and trust certificates in the SLFMT Trusts, which you consolidated based on your conclusion that you are the primary beneficiary of these variable interest entities. Please tell us your consideration for any financial statement requirements for this acquisition.

Response:

In our acquisition of the SLFMT Trusts we considered guidance in Regulation S-X, Article 3, including Rule 3-14 and Rule 3-05 regarding financial statement requirements.

The guidance in Rule 3-14 relates to the acquisition of real estate operations acquired.  The Company’s investment in the SLFMT Trusts do not represent an interest in properties or real estate operations, but rather interests in pools of mortgage loans secured by residential homes.  The Trusts were created to transfer credit risk from the originators of the mortgage loans to the holders of the notes issued by the SLFMT Trusts.  The Company’s rights are limited to certain actions in the event of default or delinquency of the mortgage loans through the ownership of the subordinated tranche of financing issued by the Trusts. Therefore, Rule 3-14 does not apply to the Company’s acquisition of certain interests in the SLFMT Trusts.

The guidance in Rule 3-05 relates to the acquisition of a business accounted for as a purchase per Rule 3-05(a)(1)(i) of Regulation S-X. Section 2010.1 of the SEC’s Financial Reporting Manual states that the determination of what constitutes a business for reporting purposes is made by reference to the definition of a “business” in S-X 11-01(d). The determination of what constitutes a “business” for accounting purposes is made by reference to SFAS 141R paragraph 3d [ASC-MG]. It is possible for the determination to be different under the two requirements.

A “business” for purposes of S-X 3-05 is identified by evaluating whether there is sufficient continuity of operations so that disclosure of prior financial information is material to an understanding of future operations. There is a presumption in S-X 11-01(d) that a separate entity, subsidiary, or division is a business. A lesser component, such as a product line, also may be considered a business. In evaluating whether a lesser component is a business, S-X 11-01(d) requires registrants to consider the following:

1)	Will the nature of the revenue producing activity generally remain the same?

To gain an understanding of prior activity of the SLFMT Trusts, we reviewed historical filings of Springleaf, the seller of the interests in the SLFMT Trusts, through an intermediary, to the Company. Springleaf is a company that primarily originated loans and executed securitizations to finance its business. It should be noted that the Company did not acquire Springleaf’s loan origination operations or its mortgage servicing operations, but only an interest in financial assets held by Springleaf through a special purpose entity. The SLFMT Trusts do not conduct any “revenue producing activities;” rather they are passive recipients of payments of principal and interest on the underlying mortgage loans.  Further, the SLFMT Trusts are serviced pursuant to servicing agreements with unrelated third parties and only significant decisions regarding foreclosure or modification of loans are required to be approved by the Company (a primary reason the SLFMT Trusts are consolidated).

2)	Will the facilities, employee base, distribution system, sales force, customer base, operating rights, production techniques, or trade names remain after the acquisition?

The Company notes that the SLFMT Trusts do not have any of the above listed attributes. The SLFMT Trusts receive interest from the borrowers of the underlying mortgage loans based on a contractual coupon, although these amounts are expected to decrease as the mortgage loans approach maturity and pay down.

The Company also notes that even if its acquired interests in the SLFMT Trusts were determined to be the acquisition of a business under S-X 3-05, such acquisition would not be considered significant, above the 20% threshold, based on the rules contained in S-X 3-05(b)(2) requiring financial statements to be filed. In evaluating the acquisition using the three tests (asset, investment, and income), the Company utilized its share of the equity in the acquired assets. The Company is a debt holder in each securitization and will potentially receive future residual payments of principal and interest based on the terms of the waterfall once the senior positions above it in the capital stack of each Trust have been fully repaid. As such, the Company has no equity in the SLFMT Trusts, and the asset and income tests result in a calculation of 0%. The investment test was based on the consideration of $775 million paid by the Company for the interests in the SLFMT Trusts, resulting in a calculation of 11%. As a result of the calculations performed, none of the conditions exceed 20%, and therefore financial statements are not required per S-X 3-05(b)(2)(i).

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In connection with responding to your comments, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosures in its filing
●	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the Commission from taking action with respect to such filings; and
●	the Company may not assert SEC Staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 212-696-0100 with any comments or questions you may have with respect to our responses.

Very truly yours,

/s/ Rob Colligan
Rob Colligan
Chief Financial Officer

cc:           R. Nicholas Singh, Esq.
Fixed Income Discount Advisory Company